

02007313


RECEIVED
FEB 2 8 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Cain Brothers & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue, 25th Floor
(No. and Street)

New York	**New York**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Cain **(212)-869-5600**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CAIN BROTHERS

INVESTMENT BANKERS AND CAPITAL ADVISORS

452 Fifth Avenue
25th Floor
New York, NY 10018
Tel 212-869-5600
Fax 212-869-6418

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ❑ (c) Statement of Operations.
- ❑ (d) Statement of Cash Flows.
- ❑ (e) Statement of Changes in Members' Equity.
- ❑ (f) Statement of Changes in Subordinated Liabilities.
- ❑ (g) Computation of Net Capital.
- ❑ (h) Computation for Determination of Reserve Requirements For Broker-Dealers Pursuant to Rule 15c3-3.
- ❑ (i) Information For Possession or Control Requirements Under Rule 15c3-3.
- ❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ❑ (l) An Oath or Affirmation.
- ❑ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ❑ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
Cain Brothers & Company, LLC:

We have audited the accompanying statement of financial condition of Cain Brothers & Company, LLC, (a Delaware limited liability company) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cain Brothers & Company, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 22, 2002

CAIN BROTHERS & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 12,647,187
SECURITIES OWNED, at market value	345,211
FEES RECEIVABLE, net of bad debt reserve $207,972	3,155,376
INVESTMENTS, at fair value	741,170
DUE FROM CLEARING BROKER	2,128,444
LOAN RECEIVABLE	500,000
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation and amortization of $491,726	372,402
SECURITY DEPOSITS	131,376
OTHER ASSETS	298,667
Total assets	$ 20,319,833

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 1,546,569
Bonus payable	11,464,336
Distribution payable	58,928
Total liabilities	13,069,833
MEMBERS' EQUITY:	
Common unitholder	1,687,500
Redeemable preferred unitholder	5,562,500
Total members' equity	7,250,000
Total liabilities and members' equity	$ 20,319,833

The accompanying notes are an integral part of this statement.

CAIN BROTHERS & COMPANY, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the State of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Agreement (the "Agreement") as of August 1, 1997. As of October 4, 2000, the Company is operating under the Second Amended and Restated Limited Liability Agreement. The Company, as the successor of Cain Brothers & Company, Incorporated ("Cain"), filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. Securities transactions are cleared on a fully disclosed basis through the Pershing Division of Donaldson, Lufkin and Jenrette (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the SEC's Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement (the "New Agreement") to effect the withdrawal of Banc One's membership and admit Able Health Ventures LLC ("Lehman"), a wholly owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company.

The members selected a Management Committee (the Committee) to which all their power and authority is delegated. The Committee is comprised of six managers, of which two are selected by Lehman. All decisions of the Committee require a majority vote.

For April 4, 2002 for a period of sixty days Lehman has the option to purchase an additional interest in the Company from Cain at a price as specified in the New Agreement. Subsequent to April 3, 2003, Lehman has the right to cause the Company to redeem the interest of Lehman in the Company. The purchase price of Lehman's interest will be equal to their capital contribution plus an amount equal to any accrued but unpaid Lehman Preferred Return (the 30 day LIBOR Rate plus 2% per annum) on Lehman's capital balance.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers demand deposits with banks, investments in money market funds and other highly liquid investments with original maturities of up to three months to be cash equivalents.

Depreciation and Amortization

Furniture and equipment are depreciated under the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful lives of the improvements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

4. DUE FROM BROKER

As of December 31, 2001, due from broker represents cash on deposit with the Clearing Broker.

5. INVESTMENTS

As of December 31, 2001, included in investments are two investments: CB Health Ventures LLC and CB Health Ventures II LLC collectively referred to as "Ventures" and Ciraden, Inc., which are carried in the statement of financial condition at fair value.

In determining fair value, the Company has given consideration to changes in the financial condition, prospects of the investee and current status of the investee's marketability. The values as of any particular date are not indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

The Company's investment in Ciraden, Inc., at December 31, 2001, was valued as $266,000.

At December 31, 2001, the Company's investment in Ventures was valued at $471,870. The Ventures make investments concentrated in the health care industry. The Company has committed to make a total investment in Ventures of approximately $1.2 million. As of December 31, 2001, the Company has made investments totaling $560,533 to the Ventures. The Company will be required to make additional capital investments on an "as needed" basis up to the amount of its commitment.

A principal of the Company also serves in a capacity of management of the Ventures.

CAIN BROTHERS & COMPANY, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

6. LOAN RECEIVABLE

In September 2000, the Company loaned $500,0000 to a third party in the form of a promissory note receivable. The note matures at the earlier of February 22, 2002 or the next sale of equity or equity linked securities of the borrower. The Company is in the process of extending the due date of the promissory note to a later date in 2002, when payment is expected.

7. INCOME TAXES

Federal income taxes have not been provided for on the profits of the Company as Members are individually liable for their own tax payments. The Company is subject to various state and certain other local business taxes.

8. COMMITMENTS

The Company occupies offices under several operating leases expiring between 2002 and 2005. Future minimum rental payments required under leases for premises are as follows:

Year ending December 31:	
2002	$ 560,000
2003	392,000
2004	265,000
2005	72,000
	$ 1,289,000

9. NET CAPITAL AND NET WORTH REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $2,410,340 which was $1,581,217 in excess of its required net capital of $829,123. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 5.16 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, for the Clearing Broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

The Company is also required, as part of the New Agreement, to maintain minimum net worth (as defined) of $5,562,500. As of December 31, 2001, the Company's net worth was $7,250,000.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance sheet risk, including credit approval and collateral requirements.

11. RELATED PARTY TRANSACTIONS

The Company had employee loans outstanding at December 31, 2001 of $172,849. These loans bear interest at a market rate.

Distribution payable relates to capital distributions owed to Lehman of $58,925 as of December 31, 2001.

12. NEW ACCOUNTING PRONOUNCEMENT

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the implementation of SFAS No. 144 will have a material impact on the financial statements.


ANDERSEN

To the Members of
Cain Brothers & Company, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Cain Brothers & Company, LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we

noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



New York, New York
February 22, 2002